Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

To the Members

Baker Hughes Holdings LLC:

We consent to the use of our reports dated February 13, 2020, with respect to the consolidated statements of financial position of Baker Hughes Holdings LLC and subsidiaries (formerly known as Baker Hughes, a GE company, LLC) as of December 31, 2019 and 2018, the related consolidated and combined statements of income (loss), comprehensive income (loss), changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated and combined financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas
December 4, 2020